Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS
OF DEVELOPERS DIVERSIFIED REALTY CORPORATION
(Amounts in Thousands)

	Year Ended December 31,

	1998	1999	2000	2001	2002

Pretax income from continuing operations	$77,394	$85,116	$99,388	$89,649	$100,908

Fixed charges:

Interest expense including amortization of deferred costs and capitalized interest	$67,096	$81,423	$95,230	$94,697	$86,365

Ground Rent 33%	$120	$176	$244	$234	$252

Preferred Dividends	$20,139	$32,419	$42,563	$46,343	$45,396

Proportionate share of fixed charges of 50 % owned joint ventures

accounted for using equity method of accounting	$—	$—	$—	$—	$—

Total fixed Costs	$87,355	$114,018	$138,037	$141,274	$132,013

Capitalized interest during the period	($9,900)	($13,400)	($18,200)	($12,927)	($9,157)

Preferred Dividends	($20,139)	($32,419)	($42,563)	($46,343)	($45,396)

Amortization of capitalized interest during the period	$826	$1,272	$1,879	$2,310	$2,616

Majority-owned subsidiary adjustments	$3,312	$11,809	$19,593	$21,502	$21,570

Equity Company Adjustments	($13,351)	($24,713)	($23,296)	($18,560)	($32,769)

Equity Company Adjustments Distributed Income	$12,903	$24,713	$23,296	$18,560	$32,769

Earnings before income taxes and fixed charges	$138,400	$166,396	$198,134	$195,465	$202,554

Ratio of earnings to Combined Fixed charges	$1.58	$1.46	$1.44	$1.38	$1.53